U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )


                         F10 OIL & GAS PROPERTIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   30267B-10-0
                                 (CUSIP Number)

                            Mary E. Blake, President
                         F10 Oil & Gas Properties, Inc.
                         903 West Montgomery, Suite 4311
                                Willis, TX 77378
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 10, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Mary Elizabeth Blake

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
    (a)________________________________________________________________
    (b)________________________________________________________________

3.  SEC Use Only:

4.  Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): X



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6.   Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power: 2,012,980

8.   Shared Voting Power: 0

9.   Sole Dispositive Power: 2,012,980

10.  Shared Dispositive Power: 0

11.  Aggregate Amount  Beneficially  Owned by the Reporting Persons  (combined):
     2,012,980

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13.  Percent of Class Represented by Amount in Row (11): 16.04%

14.  Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

F10 Oil & Gas Properties, Inc.
Common Stock, $0.001 par value
903 West Montgomery, Suite 4311
Willis, TX  77378

ITEM 2. IDENTITY AND BACKGROUND.

(a)  Mary Elizabeth Blake

(b)  904 West Montgomery, Suite 4311, Willis, Texas 77378.

(c)  Present principal occupation or employment:

         Officer and Director
         F10 Oil & Gas Properties, Inc.
         904 West Montgomery,
         Suite 4311
         Willis, TX 77378
         F10 Oil & Gas Properties, Inc. is a Texas oil and gas company

         Director
         Phoenix Media Group, Ltd.
         290 East Verdugo, Suite 207
         Burbank, CA  91502


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(d, e)   During the last five years, Ms. Blake has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         On June 4, 2001, Ms. Blake consented to an Order by the Securities and Exchange Commission that Ms. Blake cease and desist from committing or causing violations of, and committing and causing any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13D-1, 13D-2, 16a-2 and 16a-3 promulgated thereunder. Ms. Blake made late filings concerning her beneficial ownership interest in a public company.

         During the last five years, Ms. Blake has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:

         United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 10, 2002, pursuant to a resolution by the Board of Directors of F10 Oil & Gas Properties, Inc., Mary E. Blake was issued 2,000,000 shares of restricted common stock in cancellation of $20,000 in debt owed to her.

ITEM 4. PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) 2,012,980 shares are owned by Mary Elizabeth Blake. This amount represents 16.04% of the 12,549,294 outstanding shares as of December 31, 2002.

(b) Ms. Blake has sole voting power with respect to all 2,012,980 shares reported.

(c) Other than disclosed herein, there were no other transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date: June 16, 2003                /s/ Mary Elizabeth Blake
                                        Mary Elizabeth Blake